EXHIBIT 22.1

List of Subsidiary Issuers of Guaranteed Securities

As of March 31, 2026, COPT Defense Properties was the guarantor of the outstanding guaranteed debt securities of its subsidiaries, as listed below:

Debt Instrument	Issuer
2.000% Senior Notes due 2029	COPT Defense Properties, L.P.
4.500% Senior Notes due 2030	COPT Defense Properties, L.P.
2.750% Senior Notes due 2031	COPT Defense Properties, L.P.
2.900% Senior Notes due 2033	COPT Defense Properties, L.P.